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                                GRAND MOTION, INC.
                          601 Union Street, Suite 4200
                                Seattle, WA 98101
                              Phone: (206) 652-3283
                               Fax: (206) 652-3205



July 5, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Elaine Wolff, Branch Chief

Dear Sirs/Mesdames:

Re:      Grand Motion, Inc.  - Registration Statement on Form SB-2
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         Request for Acceleration - File No. 333-141094
         ----------------------------------------------

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Tuesday July 10, 2007 at 2:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,


         /s/ Janetta Voitenkova
         ----------------------
         Grand Motion, Inc.

Janetta Voitenkova, President